August 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Lin

Re:	Financial Institutions, Inc. Registration Statement on Form S-3 File No. 333-226861

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Financial Institutions, Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement on Form S-3 filed by the Registrant with the U. S. Securities and Exchange Commission be accelerated so that the same may become effective at 4:30 p.m. on Friday, August 24, 2018, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 232-6500.

Very truly yours,

Financial Institutions, Inc.

By:	/s/ Kevin B. Klotzbach
Kevin B. Klotzbach
Executive Vice President and Chief Financial Officer